SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of earliest event reported: November 3, 2016

Actua Corporation

(Exact name of registrant as specified in charter)

Delaware	001-16249	23-2996071
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

555 East Lancaster Avenue, Suite 640, Radnor, PA 19087

(Address of Principal Executive Offices) (Zip Code)

(610) 727-6900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On November 3, 2016, Actua Corporation (“Actua”) issued a press release setting forth its financial information for the three-month period ended September 30, 2016 (such press release, the “Earnings Release”). A copy of Earnings Release is attached hereto as Exhibit 99.1 and is hereby incorporated by reference.

Except as expressly set forth by specific reference herein, the information in Section 2 of this report (including Exhibit 99.1) is being furnished pursuant to Item 2.02 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

On November 3, 2016, Actua issued a press release announcing its intention to commence a modified “Dutch auction” tender offer (the “Tender Offer”). A copy of Actua’s press release is attached hereto as Exhibit 99.2 and is hereby incorporated by reference.

The Earnings Release, which was also issued on November 3, 2016, contained the following information regarding the Tender Offer:

[Actua] announces increase in share repurchase program and intention to launch Dutch tender

Highlights

•	[Actua] expects to commence a modified “Dutch auction” tender offer for up to $80 million of its common stock at a price per share not less than $12.00 and not greater than $14.00 on or about November 7, 2016. The tender offer would remain open for at least 20 business days. For details regarding the tender offer, please see the information on the tender offer located in the Investors section of the Actua website at www.actua.com.

Neither this report nor any of the attached exhibits constitutes an offer to purchase or a solicitation of an offer to sell any securities of Actua. The Tender Offer will be made only pursuant to an Offer to Purchase, Letter of Transmittal and related documents that Actua intends to distribute to its stockholders and file with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits, or incorporate by reference to in, a tender offer statement on Schedule TO. Stockholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related documents (including those incorporated therein by reference) because they will contain important information, including the various terms of, and conditions to, the Tender Offer. Stockholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that Actua intends to file with the SEC at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the information agent for the tender offer, by telephone at 888.750.5834 (toll-free), or in writing to 501 Madison Avenue, 20th Floor, New York, NY 10022. Stockholders are urged to carefully read these materials, when available, prior to making any decision with respect to the Tender Offer.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

99.1	Press Release issued November 3, 2016 by Actua Corporation

99.2	Press Release issued November 3, 2016 by Actua Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTUA CORPORATION

Date: November 3, 2016	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
	Title:	Managing Director, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued November 3, 2016 by Actua Corporation

99.2	Press Release issued November 3, 2016 by Actua Corporation